                          CoolBrands International Inc.



                     UNAUDITED INTERIM FINANCIAL STATEMENTS

               In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended February 28, 2005.

CoolBrands International Inc.
Consolidated Balance Sheets
as at February 28, 2005 and August 31, 2004
--------------------------------------------------------------------------------
(in thousands of US dollars)

                                                                          February 28, 2005              August 31, 2004
                                                                             (Unaudited)
                                                                                          $                         $
Assets
Current assets:

  Cash and short term investments                                                       66,024                  64,327
  Receivables                                                                           49,189                  67,152
  Receivables - affiliates                                                               3,054                   3,883
  Inventories                                                                           47,855                  49,076
  Prepaid expenses                                                                       8,670                   5,938
  Future income taxes                                                                    6,210                   4,907
                                                                  ----------------------------------------------------

Total current assets                                                                   181,002                 195,283

Future income taxes                                                                      3,365                   3,232

Property, plant and equipment                                                           30,067                  28,730

License agreements                                                                       4,146                   5,747

Intangible and other assets                                                              6,409                   6,433

Goodwill                                                                                75,094                  73,336
                                                                  ----------------------------------------------------

                                                                                       300,083                 312,761
                                                                  ====================================================
Liabilities and shareholders' equity
Current liabilities:

  Accounts payable                                                                      26,839                  37,506
  Payables - affiliates                                                                    190                     850
  Accrued liabilities                                                                   25,480                  20,624
  Income taxes payable                                                                                           4,936
  Future income taxes                                                                    3,153                   1,849
  Current maturities of long-term debt                                                  16,892                   8,492
                                                                  ----------------------------------------------------

Total current liabilities                                                               72,554                  74,257

Long-term debt, less current portion                                                     8,451                  19,262

Other liabilities                                                                        2,817                   2,758

Future income taxes                                                                      3,834                   3,638
                                                                  ----------------------------------------------------

Total liabilities                                                                       87,656                  99,915
                                                                  ----------------------------------------------------

Minority interest                                                                        6,626                   8,088
                                                                  ----------------------------------------------------

Shareholders' Equity:

Capital stock                                                                           97,533                  97,485

Contributed surplus                                                                     34,228                  18,650

Cumulative translation adjustment                                                        2,893                     672

Retained earnings                                                                       71,147                  87,951
                                                                  ----------------------------------------------------

Total shareholders' equity                                                             205,801                 204,758
                                                                  ----------------------------------------------------

                                                                                       300,083                 312,761
                                                                  ====================================================

CoolBrands International Inc.
Consolidated Statements of Earnings
for the six months and three months ended February 28, 2005 and
February 29, 2004
--------------------------------------------------------------------------------
(Unaudited)
(in thousands of US dollars, except share data)

                                                               For the six months ended            For the three months ended
                                                              February 28,       February 29,      February 28,       February 29,
                                                                      2005               2004              2005               2004
                                                                         $                  $                 $                  $
Revenues:

Sales                                                             176,886             186,864           80,566              95,216

Franchising and licensing revenues:

  Royalty income                                                      853                 907              416                 459
  Franchise and license fees                                          485                 432              387                 219
  Consumer products license fee                                     1,541                 176              377                 114

Drayage and other income                                            8,268              21,040            5,803               9,509
                                                        --------------------------------------------------------------------------

Total revenues                                                    188,033             209,419           87,549             105,517
                                                        --------------------------------------------------------------------------

Operating expenses:

  Cost of goods sold                                              151,889             139,701           76,065              70,874
  Selling, general and administrative expenses                     39,005              43,123           18,471              18,069
  Stock-based compensation expense                                    161               1,543               81                 386
  Interest expense                                                    692                 830              337                 397
                                                        --------------------------------------------------------------------------

Total operating expenses                                          191,747             185,197           94,954              89,726
                                                        --------------------------------------------------------------------------

Minority interest                                                   1,457                (140)             815                  76
                                                        --------------------------------------------------------------------------

(Loss) earnings before income taxes                                (2,257)             24,082           (6,590)             15,867

(Benefit from) provision for income taxes                            (889)              9,602           (2,617)              6,392
                                                        --------------------------------------------------------------------------

Net (loss) earnings                                                (1,368)             14,480           (3,973)              9,475
                                                        ==========================================================================

(Loss) earnings per share:
  Basic and diluted                                                 (0.02)              0.26             (0.07)               0.17
                                                        ==========================================================================

Weighted average shares outstanding:

Shares used in per share calculation - basic                       55,907              55,045           55,921              55,677
Shares used in per share calculation - diluted                     55,907              56,198           55,921              56,445

CoolBrands International Inc.
Consolidated Statements of Shareholders' Equity
For the six months ended February 28, 2005
--------------------------------------------------------------------------------
(Unaudited)
(in thousands of US dollars, except share data)

                                                                                                            Cumulative
                                                                                       Contributed         translation      Retained
                                                   Capital Stock                         surplus            adjustment      earnings
                                      ----------------------------------------------------------------------------------------------
                                             Class A     Class B
                                         Subordinate    Multiple
                                              voting      voting
                                              shares      shares        Amount
                                                   #           #             $                   $                   $            $
                                      -----------------------------------------     ------------------------------------------------
Balance at August 31, 2004                    49,863       6,030        97,485              18,650                 672       87,951
Net loss                                                                                                                     (1,368)
Stock issued for options exercised                28                        48                 (19)
Retroactive adjustment for
    stock-based compensation expense                                                        15,436                          (15,436)
Stock-based compensation expense                                                               161
Foreign currency translation
    adjustment                                                                                                   2,221
                                      -----------------------------------------     ------------------------------------------------
Balance at February 28, 2005                  49,891       6,030        97,533              34,228               2,893       71,147
                                      =========================================     ================================================

CoolBrands International Inc.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Unaudited)
(in thousands US of dollars)

                                                                 For the six months ended             For the three months ended
                                                           February 28,      February 29,       February 28,        February 29,
                                                                   2005              2004               2005                2004
                                                                      $                 $                  $                   $
Cash and short term investments
 provided by (used in):

Operating activities:
Net (loss) earnings                                              (1,368)           14,480             (3,973)              9,475
Items not affecting cash:
    Depreciation and amortization                                 2,374             2,244              1,180               1,149
    Stock-based compensation expense                                161             1,543                 81                 386
    License agreements written off                                1,401                                1,401
    Future income taxes                                            (381)           (2,327)            (2,437)               (446)
    Minority interest                                            (1,454)              140               (812)                (76)
    Allowance for doubtful accounts                                 123               405                 98                 (52)
Changes in current assets and liabilities:
    Receivables                                                  17,839            (6,066)            17,128              (2,136)
    Receivables - affiliates                                        829               (75)              (120)                366
    Inventories                                                   1,221            (5,066)             2,635              (4,127)
    Prepaid expenses                                             (2,732)            2,421              1,802                 496
    Prepaid taxes                                                                    (307)                                  (307)
    Other assets                                                    (63)             (180)                83                (104)
    Accounts payable                                            (12,026)            2,704            (16,794)              7,160
    Payables - affiliates                                          (660)              (54)              (209)                 11
    Accrued liabilities                                           6,215               650                753              (5,295)
    Income taxes payable                                         (4,936)            4,414             (1,064)              6,859
    Other liabilities                                                59               (52)                17                  23
                                                      --------------------------------------------------------------------------
Cash provided by (used in) operating activities                   6,602            14,874               (231)             13,382
                                                      --------------------------------------------------------------------------
Investing activities:
Purchase of leasehold improvements and equipment                 (3,187)           (4,579)            (1,035)             (2,324)
Purchase of license agreements and other intangibles                (17)             (337)                (3)               (337)
Repayment of notes receivable                                         5                18                  1                  16
                                                      --------------------------------------------------------------------------
Cash used in investing activities                                (3,199)          (4,898)             (1,037)             (2,645)
                                                      --------------------------------------------------------------------------
Financing activities:
Proceeds from issuance of Class A and B shares                       30            12,540                 30                 440
Capital contributions from (paid to) partnership's
    minority partner                                                                6,908                                 (2,000)
Change in revolving line of credit, secured                        (400)            2,524             (2,623)              2,524
Repayment of long-term debt                                      (2,011)           (3,997)            (1,042)               (245)
                                                      --------------------------------------------------------------------------
Cash (used in) provided by financing activities                  (2,381)           17,975            (3,635)                 719
                                                      --------------------------------------------------------------------------
Increase (decrease) in cash flow due to changes in
 foreign exchange rates                                             675                60                124                 183
                                                      --------------------------------------------------------------------------
Increase (decrease) in cash and
 short-term investments                                           1,697            28,011             (4,779)             11,639
Cash and short-term investments - beginning of
 period                                                          64,327            21,760             70,803              38,132
                                                      --------------------------------------------------------------------------
Cash and short-term investments -
 end of period                                                   66,024            49,771             66,024              49,771
                                                      ==========================================================================

CoolBrands International Inc.
Notes to Unaudited Consolidated Interim Financial Statements
February 28, 2005 and February 29, 2004
--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands)

1.   Significant accounting policies

     The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited financial statements for the year ended August 31, 2004. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.


2.   Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.


3.   Changes in accounting policy

     The Company adopted the U.S dollar as its functional and reporting currency effective September 1, 2004, the commencement of fiscal 2005. The Company adopted the U.S. dollar for its financial reporting since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars in accordance with generally accepted accounting principals.

     The Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements. The effect of this change in accounting policy reduced retained earnings at September 1, 2004 by $15,436,000 with a corresponding increase to reported contributed surplus.

CoolBrands International Inc.
Notes to Unaudited Consolidated Interim Financial Statements
February 28, 2005 and February 29, 2004
--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of US dollars except share data)

4.   Segment information

                               Prepackaged        Foodservice        Dairy        Franchising      Corporate     Consolidated
                                 consumer                         components          and
                                 products                                          licensing
                                     $                $                $                $              $                $
------------------------------ --------------- ----------------- ---------------- --------------- -------------- --------------

For the six months ended February 28, 2005
Revenue,
   External                         162,650             8,905            8,614           7,761            103        188,033

Intersegment
   Revenue                           20,111               262            1,596                            103         22,072

Segment (loss) earnings
before income taxes                  (4,636)              625            1,083             958           (287)        (2,257)


For the six months ended February 29, 2004

Revenue,
   External                         186,080             7,342           10,232           5,724             41        209,419

Intersegment
   Revenue                           26,430               282            2,578                             72         29,362

Segment (loss) earnings
before income taxes                  22,156               458            1,642             435           (609)        24,082


For the three months ended February 28, 2005

Revenue,
   External                          75,052             4,294            3,549           4,595             59         87,549

Intersegment
   Revenue                            8,317               147              999                             60          9,523

Segment (loss) earnings
before income taxes                  (7,615)              239              265             732           (211)        (6,590)


For the three months ended February 29, 2004

Revenue,
   External                          94,669             3,428            4,617           2,781             22        105,517

Intersegment
   Revenue                           12,162               145            1,389                             31         13,727

Segment (loss) earnings
before income taxes                  15,113               110              709             340           (405)        15,867

CoolBrands International Inc.
Notes to Unaudited Consolidated Interim Financial Statements
February 28, 2005 and February 29, 2004

5.   Capital stock

     The Company had the following equity securities and stock options outstanding as of April 7, 2005:

               Class A        Class B Multiple     Stock Options
              Subordinate      Voting Shares
            Voting Shares
          -----------------  -------------------  -----------------
                49,891             6,030               3,740
          =================  ===================  =================



6.   Subsequent event

     On March 27, 2005, CoolBrands acquired the yogurt business of Kraft Foods, Inc. (NYSE: KFT) for approximately $57,500,000. The acquired brands include Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. Pursuant to the agreement, CoolBrands' wholly owned subsidiary, Integrated Brands, Inc., purchased substantially all of Kraft's assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light n Lively trademark and Kraft's manufacturing facility in North Lawrence, New York. CoolBrands obtained financing for $40,000,000 of the purchase price and utilized cash for the balance of the purchase price. CoolBrands estimates that this acquisition will contribute approximately $40,000,000 to $45,000,000 in revenues and net earnings of approximately $2,000,000 to $2,500,000 for the remainder of the 2005 fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations


April 14, 2005

About CoolBrands International Inc.

CoolBrands is substantially unchanged from the description contained in the fiscal year 2004 MD&A, except for the acquisition of Breyer's yogurt business acquired from Kraft Foods Inc. as discussed in the subsequent events section in this MD&A.

CoolBrands' Mission and Strategies

CoolBrands' mission and strategies are unchanged from those disclosed in the fiscal 2004 MD&A.

CoolBrands' Key Strengths

CoolBrands key strengths are unchanged from those disclosed in the fiscal year MD&A.

Comparison of three months ended February 28, 2005 and February 29, 2004

We manage our business based on four industry segments: Prepackaged consumer products, foodservice, dairy components, and franchising and licensing. CoolBrands adopted the U.S. dollar as its functional and reporting currency effective September 1, 2004, the commencement of fiscal 2005. CoolBrands adopted the U.S. dollar for its financial reporting because the majority of its business is conducted in U.S. dollars in the United States. This facilitates making comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements have been restated into U.S. dollars in accordance with generally accepted accounting principles.

Sales

                                                                                                   Percentage of Sales
                                                                                                   -------------------
                                                     February 28,        February 29,         February 28,    February 29,
Three months ended                                        2005               2004                   2005            2004
                                                          ----               ----                   ----            ----
                                                                  (000's)
Prepackaged consumer products                          $69,257            $85,085                  86.0             89.4
Foodservice                                              4,294              3,427                   5.3              3.6
Dairy components                                         3,548              4,614                   4.4              4.8
Franchising and licensing                                3,467              2,090                   4.3              2.2
                                                        ------             ------                 -----            -----


   Total                                               $80,566            $95,216                 100.0            100.0
                                                       =======            =======                 =====            =====

Sales for the second quarter decreased to $80,566,000 as compared with $95,216,000 for the second quarter of 2004, a 15.4% decline. The decline in sales came from all of our primary consumer products brands, but principally from the Weight Watchers and Atkins, partially offset by the sales from newly introduced consumer products and the increase in distribution sales as a result of the change in the business arrangement with Dreyers. Effective September 1, 2004, CoolBrands began the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis,

Management's Discussion and Analysis of Financial Condition and Results of Operations

except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale. The sales increases due to this change partially offset sales declines in our base prepackaged consumer products business.

Drayage and other income

Drayage and other income for the second quarter of fiscal 2005 declined by $3,706,000 or 39.0% to $5,803,000 as compared with $9,509,000 realized in the second quarter of fiscal 2004. This decline was due to the change in the business arrangement with Dreyer's discussed above. Drayage income in 2005 represents the fees paid to CoolBrands by Dreyer's for the delivery of products to Dreyer's scanned based trading customers which continue to be delivered on a drayage basis.

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for our segments:


                                                                                                   Percentage of Sales
                                                                                                   -------------------
                                                    February 28,        February 29,          February 28,    February 29,
Three months ended                                        2005               2004                   2005            2004
                                                          ----               ----                   ----            ----
                                                                (000's)
Prepackaged consumer products                           $1,792            $21,470                   2.6             25.2
Foodservice                                              1,275              1,115                  29.7             32.5
Dairy components                                           674              1,164                  19.0             25.2
Franchising and licensing                                  760                593                  21.9             28.4
                                                        ------            -------                  ----             ----


   Total                                                $4,501            $24,342                   5.6             25.6
                                                        ======            =======                   ===             ====

Gross profit dollars declined to $4,501,000 for the second quarter of fiscal 2005 from $24,342,000 for the same quarter last year, an 81.5% decline. Gross profit percentage for second quarter of fiscal 2005 declined to 5.6% as compared with 25.6% for the second quarter of fiscal 2004. This decline was primarily due to the impact of lower margins generated by Americana Foods' manufacturing operations, Eskimo Pie Frozen Distribution's distribution operations and a write down of $3,835,000 in connection with packaging, ingredients and finished goods inventories which will not be used or sold resulting from the settlement of the Weight Watchers litigation and the estimated impact on packaging which will not be used due to a new labeling law which will become effective January 1, 2006. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, approximately five months sooner than required by the Weight Watchers License Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

                                                                                                  Percentage of Sales
                                                                                                  -------------------
                                                    February 28,       February 29,           February 28,    February 29,
Three months ended                                        2005               2004                   2005            2004
                                                          ----               ----                   ----            ----
                                                                (000's)

Prepackaged consumer products                          $16,261            $14,875                  23.5            17.5
Foodservice                                              1,037              1,005                  24.2            29.3
Dairy components                                           197                455                   5.6             9.9
Franchising and licensing                                  629              1,263                  18.1            60.4
Corporate                                                  347                471                   n/a             n/a
                                                       -------            ------

   Total                                               $18,471            $18,069
                                                       =======            =======

Selling, general and administrative expenses for second quarter of fiscal 2005 increased as a percentage of revenues to 21.1% as compared to 17.1% for second quarter of fiscal 2004 due to the decline in revenues. Also, selling, general and administrative expenses for the quarter ended February 28, 2005 were adversely impacted by approximately $2,358,000, including the write off of deferred package design costs, primarily related to Weight Watchers, and the write off of certain license agreements with General Mills.

Stock-based compensation expense

In accordance with recent changes in Canadian GAAP, the Company recognized $81,000 in stock-based compensation expense in the second quarter of fiscal 2005 representing the estimated fair value of stock options earned during the quarter. The results of the second quarter of fiscal 2004 included a non-cash pre-tax compensation charge of $386,000 relating to the fair value of stock options granted to the Company's Co-CEO and Co-Chairman during the quarter.

Interest expense

Interest expense was $337,000 in the second quarter of fiscal 2005 as compared with $397,000 for the same quarter of fiscal 2004. The decline in interest expense was due to the decline in the average interest rate for the period due to the expiration of an interest rate swap agreement in the third quarter of fiscal 2004 and a decrease in debt during the second quarter of fiscal 2005 as compared with the second quarter of fiscal 2004.

Provision for income taxes

The effective tax (benefit) rate was (39.7)% for the second quarter of fiscal 2005 and 40.3% for the second quarter of fiscal 2004. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates as well

Management's Discussion and Analysis of Financial Condition and Results of Operations


as from the effect of the second quarter losses incurred. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Net loss

The net loss for the second quarter of fiscal 2005 was ($3,973,000) as compared with net earnings of $9,475,000 for the second quarter of fiscal 2004. The $13,448,000 decline in results of operations in the quarter ended February 28, 2005 versus the quarter ended February 29, 2004 is attributed to a decline in gross profit dollars due to lower sales and gross profit margins, a decrease in drayage income, offset by the reduction in income taxes.

Comparison of six months ended February 28, 2005 and February 29, 2004

Sales

                                                                                                   Percentage of Sales
                                                                                                   -------------------
                                                    February 28,       February 29,           February 28,    February 29,
Six months ended                                          2005               2004                   2005            2004
                                                          ----               ----                   ----            ----
                                                                (000's)


Prepackaged consumer products                         $154,396           $164,913                  87.3             88.3
Foodservice                                              8,905              7,341                   5.0              3.9
Dairy components                                         8,614             10,230                   4.9              5.5
Franchising and licensing                                4,971              4,380                   2.8              2.3
                                                      --------           --------                 -----            -----

   Total                                              $176,886           $186,864                 100.0            100.0
                                                      ========           ========                 =====            =====

Sales for the six months of fiscal 2005 decreased to $176,886,000 as compared with $186,864,000 for the six months of fiscal 2004, a 5.3% decline. The decline in sales came from all of our primary consumer products brands, but principally from the Weight Watchers and Atkins, partially offset by the sales from newly introduced consumer products and the increase in distribution sales as a result of the change in the business arrangement with Dreyers. Effective September 1, 2004, CoolBrands began the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which continue to be delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale. The sales increases due to this change partially offset sales declines in our base prepackaged consumer products business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for our segments:

                                                                                                 Percentage of Sales
                                                                                                 -------------------
                                                    February 28,       February 29,           February 28,    February 29,
Six months ended                                          2005               2004                   2005            2004
                                                          ----               ----                   ----            ----
                                                                (000's)

Prepackaged consumer products                          $19,910            $40,834                  12.9             24.8
Foodservice                                              2,821              2,552                  31.7             34.8
Dairy components                                         1,917              2,657                  22.3             26.0
Franchising and licensing                                  349              1,120                   7.0             25.1
                                                       -------            -------                  ----             ----

   Total                                               $24,997            $47,163                  14.1             25.2
                                                       =======            =======                  ====             ====

Gross profit dollars declined to $24,997,000 for the six months of fiscal 2005 from $47,163,000 for the six months of fiscal 2004. a 47.0% decline. Gross profit percentage for the six months of fiscal 2005 declined to 14.1% as compared with 25.2% for the six months of fiscal 2004. This decline was primarily due to the impact of lower margins generated by Americana Foods' manufacturing operations, Eskimo Pie Frozen Distribution's distribution operations and a write down of $3,835,000 recognized in the quarter ended February 28, 2005 in connection with packaging, ingredients and finished goods inventories which will not be used or sold resulting from the settlement of the Weight Watchers litigation and the estimated impact on packaging which will not be used due to a new labeling law which will become effective January 1, 2006. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, approximately five months sooner than required by the Weight Watchers License Agreement.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

                                                                                                  Percentage of Sales
                                                                                                  -------------------
                                                    February 28,       February 29,           February 28,    February 29,
Six months ended                                          2005               2004                   2005            2004
                                                          ----               ----                   ----            ----
                                                                (000's)

Prepackaged consumer products                          $33,883            $36,898                  21.9            22.4
Foodservice                                              2,197              2,095                  24.7            28.5
Dairy components                                           733              1,015                   8.5             9.9
Franchising and licensing                                1,670              2,367                  33.6            54.0
Corporate                                                  522                748                   n/a             n/a
                                                       -------            -------

   Total                                               $39,005            $43,123
                                                       =======            =======

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses for the six months of fiscal 2005 remained essentially unchanged as a percentage of revenues as compared with the six months of fiscal 2004. However, selling, general and administrative expenses for the six months ended February 28, 2005 were adversely impacted by approximately $2,358,000 recognized in the quarter ended February 28, 2005, including the write off of deferred package design costs, primarily related to Weight Watchers, and the write off of certain license agreements with General Mills.

Stock-based compensation expense

In accordance with recent changes in Canadian GAAP, the Company recognized $161,000 in stock-based compensation expense and in the six months of fiscal 2005 representing the estimated fair value of stock options earned during the period. The results of the six months of fiscal 2004 included a non-cash pre-tax compensation charge of $1,543,000 related to the fair value of stock options granted to the Company's Co-CEO and Co-Chairman during the period.

Interest expense

Interest expense was $692,000 for the six months of fiscal 2005 as compared with $830,000 for the six months of fiscal 2004. The decline in interest expense was due to the decline in the average interest rate for the period due to the expiration of an interest rate swap agreement in the third quarter of fiscal 2004 and a decrease in debt during the second quarter of fiscal 2005 as compared with the second quarter of fiscal 2004.


Provision for income taxes

The effective tax (benefit) rate was (39.4)% for the six months of fiscal 2005 and 39.9% for the six months of fiscal 2004. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates as well as from the effect of the year to date and second quarter losses incurred. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Net loss

The net loss for the six months of fiscal 2005 was ($1,368,000) as compared with net earnings of $14,480,000 for the six months of fiscal 2004. The $15,848 000 decline in results of operations for the six months ended February 28, 2005 versus the six months ended February 29, 2004 is attributed to a decline in gross profit dollars due to lower sales and gross profit margins, a decrease in drayage income, offset by a decrease in selling, general and administrative expenses and the reduction in income taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters:

Quarter ended                                                          February 28,     November 30,      August 31,         May 31,
                                                                               2005             2004            2004            2004
                                                                                  $                $               $               $
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                               87,549          100,484         134,303         139,129
Net earnings (loss)                                                          (3,973)           2,605          11,050          11,158
Earnings (loss) per share
    Basic                                                                     (0.07)            0.05            0.20            0.20
    Diluted                                                                   (0.07)            0.05            0.20            0.20

Quarter ended                                                          February 29,     November 30,      August 31,         May 31,
                                                                               2004             2003            2003            2003
                                                                                  $                $               $               $
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                              105,517          103,902         107,090          55,978
Net earnings                                                                  9,475            5,005          10,274           6,033
Earnings per share
    Basic                                                                      0.17             0.09            0.20            0.12
    Diluted                                                                    0.17             0.09            0.19            0.11

The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Liquidity

The following sets forth certain measures of our liquidity:

                                                                                       February 28,          August 31,
                                                                                       ------------          ----------
                                                                                          2005                  2004
                                                                                          ----                  ----
                                                                                                 (000's)
Cash and short term investments                                                         $ 66,024              $ 64,327
Working capital                                                                         $108,448              $121,026
Current ratio                                                                            2.5 to1              2.6 to 1

The decrease in working capital to $108,448,000 at February 28, 2005 from $121,026,000 at August 31, 2004 and the decline in CoolBrands' current ratio to
2.5 to 1 at February 28, 2005 from 2.6 to 1 at August 31, 2004 was primarily due to the reduction of accounts receivable and accounts payable and the reclassification of certain bank debt due November 1, 2005 as a current liability from long-term debt at August 31, 2004. We believe the combination of cash on hand and cash from operations will provide adequate liquidity to meet the requirements for our established business operations, capital expenditures and debt service for the balance of the 2005 fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash flows provided by (used in) operating activities

The Company used cash flows in operating activities of ($231,000) for the three months ended February 28, 2005 as compared with cash generated from operating activities of $13,382,000 for the three months ended February 29, 2004. For the three months ended February 28, 2005, the operating cash flow activity resulted primarily from the loss, net of non - cash items, and from the reduction of changes in current assets and liabilities. For the three month period ended February 29, 2004, cash was generated by net earnings, net of non - cash items and the current income taxes payable, and from changes in current assets and liabilities related to the business improvement.

The Company generated cash flows from operating activities of $6,602,000 and $14,874,000 for the six months periods ended February 28, 2005 and February 29, 2004, respectively. For the six months ended February 28, 2005, the operating cash flow activity resulted primarily from the loss, net of non - cash items, and from the reduction of changes in current assets and liabilities. The operating cash flow for the six month period ended February 29, 2004 period was due the income generated, net of non - cash items and the current income taxes payable, and from changes in current assets and liabilities related to the business improvement.

Cash used in investing activities

For the three months ended February 28, 2005, net cash used for investing activities deceased to $1,037,000 from $2,645,000 for the three months ended February 29, 2004. For the six months ended February 28, 2005, net cash used for investing activities deceased to $3,199,000 from $4,898,000 for the six months ended February 29, 2004. The spending in both fiscal years was primarily utilized to expand production capacity at Americana Foods

Cash provided by (used in) financing activities

For the three months ended February 28, 2005, $3,635,000 was used for financing activities as compared with $719,000 provided by financing activities for the three months ended February 29 2004. In the fiscal 2005 period, the financing activities included a net decrease in the secured revolving line of credit at Americana Foods of $2,623,000 and repayments of long-term debt of $1,042,000 partially offset by proceeds from the exercise of stock options of $30,000. In the fiscal 2004 period, there were net borrowings on the secured revolving line of credit of $2,524,000 and $440,000 received from the exercise of stock options which were partially offset by a repayment of $2,000,000 to the minority partner at Americana Foods and repayments of $245,000 of long term debt.

For the six months ended February 28, 2005, $2,381,000 was used for financing activities as compared with $17,975,000 provided by financing activities for the six months ended February 29, 2004. In the fiscal 2005 period, the financing activities included a net decrease in the secured revolving line of credit at Americana Foods of $400,000 and repayments of long-term debt of $2,011,000 partially offset by proceeds from the exercise of stock options of $30,000. In the fiscal 2004 period, there were net borrowings on the secured revolving line of credit of $2,524,000, $12,540,000 received from the exercise of stock options and $6,908,000 provided by Americana Foods' minority partner as its share for

Management's Discussion and Analysis of Financial Condition and Results of Operations

the expansion of its production capacity which were partially offset by repayments of $3,997,000 of long term debt.

Contractual Obligations

See subsequent event disclosed below for the details on the agreement to acquire the Breyer's yogurt business from Kraft Foods Inc. that closed on March 27, 2005.

Capital resources

CoolBrands' requirements are substantially unchanged from the annual fiscal 2004 MD&A, except for the acquisition of the Breyer's yogurt business discussed in the subsequent event section of this MD&A.

Payment requirements

Payment requirements are substantially unchanged from those disclosed in the fiscal year 2004 MD&A.

Subsequent event

On March 27, 2005, CoolBrands acquired the yogurt business of Kraft Foods, Inc. (NYSE: KFT) for approximately $57,500,000. The acquired brands include Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. Pursuant to the agreement, CoolBrands' wholly owned subsidiary, Integrated Brands, Inc., purchased substantially all of Kraft's assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light n Lively trademark and Kraft's manufacturing facility in North Lawrence, New York. CoolBrands obtained financing for $40,000,000 of the purchase price and utilized cash for the balance of the purchase price. CoolBrands estimates that this acquisition will contribute approximately $40,000,000 to $45,000,000 in revenues and net earnings of approximately $2,000,000 to $2,500,000 for the remainder of the 2005 fiscal year.

Risk factors and uncertainties

Risk factors and uncertainties are unchanged from those disclosed in the fiscal year 2004 MD&A.

Transactions with related parties

The nature of transactions with related parties is unchanged from that disclosed in the fiscal 2004 MD&A, except for the termination of the Management Agreement with Calip Dairies, Inc. and the related elimination of the annual management fee of $1,300,000 effective January 29, 2005.

Critical accounting policies

The accounting policies discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For all of these policies, we caution that future events rarely develop exactly as forecast, and our management's best estimates may require adjustment. Management believes that the critical accounting policies are substantially unchanged from those disclosed in the fiscal 2004 MD&A, except for the new stock-based compensation accounting adopted as discussed in the section Change in accounting policy for fiscal year beginning September 1, 2004.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

Change in accounting policy for fiscal year beginning September 1, 2004

The Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements. The effect of this change in accounting policy will be to reduce retained earnings at September 1, 2004 by $15,436,000 with a corresponding increase to reported contributed surplus.

Annual Information Form

Additional information relating to CoolBrands including CoolBrands' Annual Information Form is available on SEDAR at www.sedar.com

Outstanding share data

As of April 7, 2005, the Company had 49,891,068 subordinate voting shares, 6,029,865 multiple voting shares and 3,740,000 stock options outstanding.

Outlook

The outlook for fiscal 2005 is substantially unchanged from that disclosed in the fiscal 2004 MD&A. See "Subsequent Event" for the anticipated effect of the purchase of the Kraft Foods, Inc. yogurt business on Coolbrands' sales and results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This management discussion and analysis includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-

looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.